

Mail Stop 7010   May 13, 2008

Qin Long
Chief Executive Officer
Rub A Dub Soap, Inc.
No. 177 Chengyang Section
308 National Highway
Danshan Industrial Area
Qingdao, China 266109

>   **Re: Rub A Dub Soap, Inc.**
>   **Amendment No. 1 to Preliminary Information Statement**
>   **On Schedule 14C**
>   **Filed May 1, 2008**
>   **File No. 000-52142**

Dear Mr. Long:

   We have limited our review of your filing to those issues we have addressed in our comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that on October 26, 2007, Rub A Dub Soap, Inc., entered into a Stock Purchase Agreement with Zhongsen International Company Group, Ltd., whereby Rub A Dub Soap acquired all of the issued and outstanding capital stock of Zhongsen from the Zhongsen shareholders in exchange for 96.5% shares of Rub A Dub Soap common stock, a reverse acquisition.   If the transaction was required to be approved by shareholders, please explain why no proxy or information statement was filed prior to the conduct of the solicitation or taking of the corporate action.

*   *   *   *

   Please contact Jessica Kane at (202) 551-3235 or Craig Slivka at (202) 551-3729 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Scott Kline, Esq.
         Thelen Reid Brown Raysman & Steiner LLP
         101 Second Street, Suite 1800
         San Francisco, California 94105